UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the Month of                            May 2003
                 ---------------------------------------------------------------

                          CREW DEVELOPMENT CORPORATION
                              (Name of Registrant)

          #411-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)


1.       News Release: Dated May 1, 2003 - Warrants Acquired by Directors
2.       Material Change:  Dated May 1, 2003 - Warrants Acquired by Directors
3.       News Release: Dated May 1, 2003 - Organisational Restructuring
4.       Material Change:  Dated May 1, 2003 - Organisational Restructuring



Indicate by check mark whether the Registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                   Yes  [ ]       No [X]

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)


  Date: May 1, 2003:  /s/ Rupi Khanuja
                     ---------------------------------
                     Rupi Khanuja, Corporate Secretary

                          CREW DEVELOPMENT CORPORATION


May 1, 2003

TRADING SYMBOL:                             TORONTO & OSLO: CRU
                                            FRANKFURT:  KNC, OTC-BB-other: CRWVF




                              N E W S R E L E A S E


                         WARRANTS ACQUIRED BY DIRECTORS


VANCOUVER, Canada, DATE May 1, 2003, Crew Development Corporation ("Crew") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): Crew has entered into a warrant agreement with Hans Christian Qvist, Director and Chairman of Crew, whereby Mr. Qvist will pay to Crew CAD$10,000 in exchange for Crew granting to Mr. Qvist the right to purchase up to 1,750,000 common shares of Crew from May 2, 2003 to May 2, 2004 for CAD$0.42 per share. Crew has also entered into a warrant agreement with Jan Vestrum, Director and Chief Executive Officer of
Crew, whereby Mr. Vestrum will pay to Crew CAD$11,430 in exchange for Crew granting to Mr. Vestrum the right to purchase up to 2,000,000 common shares of Crew from May 2, 2003 to May 2, 2004 for CAD$0.42 per share. Messrs. Qvist and Vestrum held similar warrants which expired on May 1, 2003 without either of them exercising any rights to purchase common shares.



                                "Jan A. Vestrum"
                                ----------------
                                President and CEO



This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew's future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

________________________________________________________________________________

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at http://www.crewdev.com.

                          Material Change Report Under:
             Section 85(1) of the Securities Act (British Columbia)
                 Section 75(2) of the Securities Act (Ontario).


ITEM 1.  REPORTING ISSUER

                  Crew Development Corporation
                  411 - 837 West Hastings Street
                  Vancouver, BC V6C 3N6


ITEM 2.  May 1, 2003


ITEM 3.  PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on May 1, 2003, to the Toronto Stock Exchange and through various approved public media.


ITEM 4.  SUMMARY OF MATERIAL CHANGE

Warrants acquired by Directors


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

VANCOUVER, Canada, DATE May 1, 2003, Crew Development Corporation ("Crew") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): Crew has entered into a warrant agreement with Hans Christian Qvist, Director and Chairman of Crew, whereby Mr. Qvist will pay to Crew CAD$10,000 in exchange for Crew granting to Mr. Qvist the right to purchase up to 1,750,000 common shares of Crew from May 2, 2003 to May 2, 2004 for CAD$0.42 per share. Crew has also entered into a warrant agreement with Jan Vestrum, Director and Chief Executive Officer of Crew, whereby Mr. Vestrum will pay to Crew CAD$11,430 in exchange for Crew granting to Mr. Vestrum the right to purchase up to 2,000,000 common shares of Crew from May 2, 2003 to May 2, 2004 for CAD$0.42 per share. Messrs. Qvist and Vestrum held similar warrants which expired on May 1, 2003 without either of them exercising any rights to purchase common shares.


ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7.  OMITTED INFORMATION

Not applicable.

ITEM 8.  SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.


ITEM 9.  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.



DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of May, 2003.

Per:  Jan A. Vestrum, President & CEO

                          CREW DEVELOPMENT CORPORATION


May 1, 2003

TRADING SYMBOL:                             TORONTO & OSLO: CRU
                                            FRANKFURT:  KNC, OTC-BB-other: CRWVF

                                  NEWS RELEASE

                          ORGANISATIONAL RESTRUCTURING

VANCOUVER, Canada, DATE May 1, 2003, Crew Development Corporation (TSE &OSE:CRU,
Frankfurt: KNC, OTC-BB-other CRWVF): The board of Crew Development Corporation has decided to coordinate the company's key operational and administrative functions as well as top management in one location, more specifically in Surrey, outside of London. Corporate management and key technical staff will be relocated in a new UK based management company owned 100% by Crew Development Corp. The new corporate structure is expected to improve organizational effectiveness as well as reduce the company's overhead costs. The restructuring will be finalized by the end of June 2003.

In addition to placing the management closer to the main activities of the company Crew believes it will have management presence in an environment where the company easily can attract human resources with relevant industry knowledge and experience. The Board of Directors believes that London offers benefits to the company in terms of proximity to a multitude of mining companies listed and located in London, an affluent mining financing and investment community. Over time, a London listing may be considered, if found to be appropriate and beneficial to overall shareholder value. Crew's Investor Relations activities will continue to reflect stock trading volumes and the composition of the company's shareholder base, and a corporate IR function will remain based in Oslo, Norway.

Both Crew Norway AS and Crew's current Head Office in Vancouver, Canada, will be subjected to staff reductions in connection with the restructuring of the corporate organisation. Crew Norway AS will continue to manage the non gold assets of Crew's and part of the exploration portfolio.

Crew Development Corporation's new office address in the UK, effective as of May 6th 2003, will be: Crew Development Ltd., Abbey House, Wellington Way, Weybridge, Surrey KT13 0TT, United Kingdom. New phone number is +44 (0) 193 226 8755, fax +44 (0) 193 226 8756.

                                "Jan A. Vestrum"
                                ----------------
                                President and CEO
________________________________________________________________________________

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at http://www.crewdev.com.

                          Material Change Report Under:
             Section 85(1) of the Securities Act (British Columbia)
                 Section 75(2) of the Securities Act (Ontario).


ITEM 1.  REPORTING ISSUER

                  Crew Development Corporation
                  411 - 837 West Hastings Street
                  Vancouver, BC V6C 3N6


ITEM 2.  May 1, 2003


ITEM 3.  PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on May 1, 2003, to the Toronto Stock Exchange and through various approved public media.


ITEM 4.  SUMMARY OF MATERIAL CHANGE

Organisational Restructuring


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

VANCOUVER, Canada, DATE May 1, 2003, Crew Development Corporation (TSE &OSE:CRU,
Frankfurt: KNC, OTC-BB-other CRWVF): The board of Crew Development Corporation has decided to coordinate the company's key operational and administrative functions as well as top management in one location, more specifically in Surrey, outside of London. Corporate management and key technical staff will be relocated in a new UK based management company owned 100% by Crew Development Corp. The new corporate structure is expected to improve organizational effectiveness as well as reduce the company's overhead costs. The restructuring will be finalized by the end of June 2003.

In addition to placing the management closer to the main activities of the company Crew believes it will have management presence in an environment where the company easily can attract human resources with relevant industry knowledge and experience. The Board of Directors believes that London offers benefits to the company in terms of proximity to a multitude of mining companies listed and located in London, an affluent mining financing and investment community. Over time, a London listing may be considered, if found to be appropriate and beneficial to overall shareholder value. Crew's Investor Relations activities will continue to reflect stock trading volumes and the composition of the company's shareholder base, and a corporate IR function will remain based in Oslo, Norway.

Both Crew Norway AS and Crew's current Head Office in Vancouver, Canada, will be subjected to staff reductions in connection with the restructuring of the corporate organisation. Crew Norway AS will continue to manage the non gold assets of Crew's and part of the exploration portfolio.

Crew Development Corporation's new office address in the UK, effective as of May 6th 2003, will be: Crew Development Ltd., Abbey House, Wellington Way, Weybridge, Surrey KT13 0TT, United Kingdom. New phone number is +44 (0) 193 226 8755, fax +44 (0) 193 226 8756.


ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7.  OMITTED INFORMATION

Not applicable.

ITEM 8.  SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.


ITEM 9.  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.



DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of May, 2003.

Per:  Jan A. Vestrum, President & CEO